

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 5, 2017

William J. Burns
Chief Financial Officer
Cross Country Healthcare, Inc.
5201 Congress Avenue
Boca Raton, FL 33487

   Re: Cross Country Healthcare, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2016
      Filed March 3, 2017
      Form 10-Q for Fiscal Quarter Ended June 30, 2017
      Filed August 4, 2017
      File No. 000-33169

Dear Mr. Burns:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Celeste M. Murphy for

              Larry Spirgel
              Assistant Director
              AD Office 11 – Telecommunications